Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




06015875

August 3, 2006


SEC MAIL
RECEIVED
PROCESSING
AUG 0 8 2006
WASH. D.C.
199
SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Man Group plc
2 August 2006

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 July 2006, the Net Asset Value of Athena Guaranteed Futures Ltd was US$85.19.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-3.09%
Last 12 months	+9.0%
Annualised return since inception	+14.7%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com


PROCESSING
RECEIVED
AUG 0 8 2006
SEC MAIL
SECTION
199
WASH., D.C.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	6,400
Bank of New York Europe Ldn	331,700
Brown Brothers Harriman and Co	212,000
Bank of New York Brussels	200,346
BNP Paribas, Paris (C)	63,687
Brown Bros Harrimn Ltd Lux	5,142,553
JP Morgan, Bournemouth	2,880,176
Northern Trust London	624,063
State Str Bk and Tr Co Lndn (S)	114,131
JP Morgan Chase Bank	1,430,697
State Street Bank and Tr Co	268,055
Bank of New York	73,400
Mellon Bank N.A.	12,500
HSBC Bank plc	208,100
Northern Trust Co	59,700
Bank of New York Brussels	98,400
Chase Manhattan London	2,906
Chase Manhattan Bk AG Frnkfrt (S)	27,888
Dexia Privatbank	3,300
Mellon Bank	92,596

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

2 August 2006

12. Total holding following this notification

11,852,592

13. Total percentage holding of issued class following this notification

3.86%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

2 August 2006